SUBSIDIARIES OF REGISTRANT	EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation/Organization

Fish Springs Ranch, LLC	Nevada
Nevada Land and Resource Company, LLC	Nevada
Nevada Land and Resource Holdings, Inc.	Nevada
Physicians Insurance Company of Ohio	Ohio
PICO Deferred Holdings, LLC	Delaware
Raven Investment Holdings, Inc.	Delaware
UCP, LLC	Delaware
Vidler Water Company, Inc.	Nevada